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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INLAND MONTHLY INCOME FUND II, L.P.
(Name of Subject Company)

INLAND MONTHLY INCOME FUND II, L.P.
(Names of Persons Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ms. Roberta S. Matlin
Inland Monthly Income Fund II, L.P.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive, Suite 2800
Chicago, Illinois 60601
(312) 836-4066

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

        This Amendment No. 1 to Schedule 14D-9 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Inland Monthly Income Fund II, L.P., a Delaware limited partnership (the "Partnership"), with the Securities and Exchange Commission ("SEC") on August 12, 2005 relating to the tender offer by MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MP Value Fund 6, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 10, LLC; MPF Dewaay Premier Fund 2, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; MPF Dewaay Premier Fund, LLC; MPF Flagship Fund 9, LLC; MacKenzie Patterson Fuller, Inc.; and C.E. Patterson (collectively, the "Offerors") to purchase up to 12,000 limited partnership units of the Partnership ("Units") at a purchase price of $165 per Unit, subject to the terms and conditions set forth in the Offer to Purchase dated August 2, 2005 and in the related Letter of Transmittal included as exhibits to a Schedule TO, as amended, filed by the Offerors with the SEC on August 2, 2005. Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

        The Schedule 14D-9 is hereby amended and supplemented as set forth below.

Item 4.    The Solicitation or Recommendation.

        Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

        Solicitation or recommendation.    IREIC, as the general partner of the Partnership, is expressing no opinion as to whether holders of Units should tender their Units pursuant to the Offer and is remaining neutral as to the Offer.

        Reasons.    IREIC believes that holders of Units should consider the following information when evaluating whether to tender their Units pursuant to the Offer:

  •
  The Offer price of $165 per Unit is less than the 2004 value of $238 per Unit, estimated for ERISA purposes. The ERISA value is IREIC's best estimate of the value of the Units as of December 31, 2004. However, there is no guarantee that the Units will achieve a value of $238 per Unit.

  •
  The Partnership has completed the sale of a vacant building in Chandler, Arizona and has obtained all proceeds from the transaction. The property was sold to an unaffiliated third party for $2,875,000.

  •
  The Partnership has completed the sale of the Scandinavian Health Club, located in Broadview Heights, Ohio. The property was sold to an unaffiliated third party for $2,800,000.

  •
  The Partnership has completed the sale of Colonial Manor Nursing Home, located in LaGrange, Illinois. The property was sold to an unaffiliated third party for $4,500,000. Net sales proceeds of $300,000 are being held in escrow pending the resolution of an audit by the Illinois Department of Public Aid of the operations of the nursing home located on the property.

        The Partnership anticipates paying to holders of Units a distribution of approximately $219 per Unit, which exceeds the Offer price by $54 per Unit, on or about September 30, 2005. To pay this distribution, the Partnership expects to use proceeds from several sources, including net sale proceeds from the completed sales described above, proceeds from the sale of Kmart stock received in connection with Kmart's rejection of its lease of the Chandler, Arizona property and cash from operations. In addition, the Partnership anticipates paying the holders of Units a final liquidating distribution on or about December 29, 2005 of approximately $22 to $28 per Unit. The amount of this liquidating distribution is dependent upon the resolution of the escrowed funds from the sale of the Colonial Manor Nursing Home property and final Partnership expenses. The Partnership expects to conclude its operations in December 2005 following the payment of the liquidating distribution.

        Intent to tender.    After reasonable inquiry and to the best knowledge of the Partnership, neither IREIC nor any of its executive officers, directors or affiliates intends to tender or sell Units beneficially owned by them pursuant to the Offer.

Item 8.    Additional Information.

        Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

        Exhibits.    The Exhibits to this Schedule 14D-9 referenced in Item 9 hereto are incorporated in their entirety by reference into this Item 8 disclosure. Additionally, the Partnership's Current Report on Form 8-K, dated September 8, 2005, as filed by the Partnership with the SEC on September 12, 2004 (file number 000-17593), and Current Report on Form 8-K, dated August 25, 2005, as filed by the Partnership with the SEC on August 29, 2005 (file number 000-17593), are incorporated in their entirety by reference into this Item 8 disclosure.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2005
INLAND MONTHLY INCOME FUND II, L.P.
	By:	INLAND REAL ESTATE INVESTMENT CORPORATION
	Its:	General Partner
		By:	/s/ BRENDA G. GUJRAL
		Name:	Brenda G. Gujral
		Title:	President

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EXPLANATORY NOTE
  Item 4. The Solicitation or Recommendation.
  Item 8. Additional Information.
SIGNATURE